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04035635

Press release

Lisbon / Brussels / Utrecht, 19 July 2004

RECEIVED
2004 JUL 20 A 8:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORTIS

Solid partners, flexible solutions

Fortis acquires controlling stake in largest Portuguese bancassurance company

SUPPL

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Fortis today signed an agreement with Banco Comercial Português (BCP), Portugal's leading privately owned bank, by which it will acquire 50% – including management control – of the Portuguese bancassurance activities of BCP, for an amount of EUR 500 million in cash. The new bancassurance joint venture, Millenniumbcp Fortis Insurance Group, will become the market leader in Life insurance in Portugal.

This transaction advances one of the strategic priorities of Fortis, to leverage its bancassurance skills in selected markets beyond the Benelux. The joint venture with BCP creates a leading position in the Portuguese insurance market, with a 21% market share in Life, 22% in Health insurance and 4% in the Non-life market. It also provides an ideal platform to further develop the individual and group pension business.

The combination of Fortis and BCP will bring together two complementary businesses and exploit the successful business model developed by Fortis bancassurance with BCP's extensive and highly successful distribution network in Portugal, a country comparable to Belgium in terms of population and with a premium growth that is expected to be above the average of the EU countries. The joint venture will become the exclusive insurance partner of BCP, Portugal's leading privately owned bank. With three million customers and over 1,000 branches, BCP is active in a variety of businesses, including Retail Banking, Commercial Banking, Private Banking, Merchant Banking and Asset Management. Fortis will contribute its know-how and expertise in Assets and Liability Management, underwriting and marketing skills, and product development.

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Mr Anton van Rossum, CEO of Fortis, said: "This acquisition is fully aligned with our strategy of expanding selective activities, such as bancassurance, outside the Benelux. Portugal is an attractive market with one of the highest growth potentials in Western Europe. This acquisition provides a unique opportunity to accelerate our growth in this region, faster than could be achieved organically. We expect a double-digit return on our investment, superior to our cost of capital, within two years. We are looking forward to further develop our strategic partnership with BCP, in other areas where joining forces could be mutually beneficial."

Mr Jardim Gonçalves, Chairman and CEO of Banco Comercial Português, added: "The partnership announced today is an important decision for the Group, as it materialises our option to focus on core retail banking while establishing a new strategic partnership for bancassurance in Portugal with a well-known international bank-insurance specialist as Fortis. The aim of this partnership is to create significant value, as both parties are strongly committed to obtain higher returns leveraging on combined core competences, namely Millenniumbcp's unique market position in Portugal and cross-selling expertise."

Both parties expect to sign the final documentation in the very near future. Subject to the necessary approvals from the regulatory authorities, the transaction should be finalized before the end of 2004.

Millenniumbcp Fortis Insurance Group
The new joint venture Millenniumbcp Fortis becomes market leader in Life insurance in Portugal. In 2003 BCP's bancassurance activities registered EUR 1.3 billion of premiums of which EUR 1.1 billion of Life premiums (with a market share of 21%) and EUR 0.2 billion of Non-life premiums. In Non-life Millenniumbcp Fortis enjoys an interesting position (overall market share of 4% and 30% in the bancassurance channel), including a leading position in Health insurance. Life technical reserves amounted to EUR 5.8 billion at the end of 2003.

Banco Comercial Português (BCP)
Banco Comercial Português is the leading private financial group in Portugal, with total assets of EUR 68.5 billion, net income of EUR 438 million in 2003 and EUR 239 million for the 1st half-year 2004, as well as a combined market capitalization of EUR 6.7 billion (ordinary shares and 2005 mandatory convertible securities). The Bank has 28% market share in credit and 22% in deposits, being market leader in Life insurance, Investment funds, Factoring, Leasing and Retail brokerage. The Bank has more than 3 million customers in Portugal and over 1,000 bank branches, operating under the retail brand name Millenniumbcp. In addition it also has interests in selected international operations with high growth potential, such as Poland and Greece, creating a balanced business portfolio.

Fortis
Fortis is an integrated financial services provider active in the fields of banking and insurance. With a market capitalization of EUR 23.6 billion (30/06/2004) and around 53,000 employees, Fortis ranks among the top 20 financial institutions in Europe. In its home market, the Benelux, Fortis occupies a leading position, which it aims to develop and bolster. Our strategy is to continue to expand growth platforms, building on the quality and expertise we have developed in our home market. We will focus on markets – both in Europe and globally - where we have a competitive advantage and where growth can clearly be achieved, for example in Bancassurance, Commercial Banking, Leasing and Factoring, Private Banking and Trust, and Asset Management. Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States.

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